805 SW Broadway Suite 1500 Portland, OR 97205 503.226.1191 Phone 503.226.0079 Fax
File Number: I7779-0006 503.226.8636 Direct apear@buchalter.com

March 12, 2025

Jeffrey Gabor/Isabel Rivera Office of Real Estate & Construction Division of Corporate Finance Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:	Iron Bridge Mortgage Fund, LLC Offering Statement on Form 1-A Post-Qualification Amendment No. 6 Filed March 3, 2025 File No. 024-11984

To Whom it May Concern:

On behalf of Iron Bridge Mortgage Fund LLC (the “Company” or “Iron Bridge”), this letter is submitted in response to the Staff’s comment letter dated March 10, 2025 relating to the above-captioned Offering Statement on Form 1-A (the “Amended Offering Statement 6”).  We have filed Post-Qualification Amendment No. 7 (“Amended Offering Statement 7”) concurrently herewith.  The Staff’s comments are set forth below along with the Company’s response to each comment.  Capitalized terms that are not otherwise defined herein shall have the meanings set forth in the Offering Statement.

Post-qualification Amendment No. 6 to Offering Statement on Form 1-A filed March 3, 2025

Risk Factors

We are not a registered investment company under the Investment Company Act, and as such your investment may not have the same rights . . . , page 16

COMMENT:

1.

We note your response to prior comment 2. Please remove the phrase “endorsed by SEC guidance” on page 16. Further, please revise the Company’s risk factor disclosure to describe potential risks if the Units are deemed to be “redeemable securities.” Clarify that there is no assurance that SEC staff would agree that the Units are not “redeemable securities.”

Jeffrey Gabor/Isabel Rivera

Office of Real Estate & Construction

March 12, 2025

RESPONSE:  We have made the requested changes in Amended Offering Statement 7.

General

COMMENT:

2.

We note your response to prior comment 6. Please revise your statement on page F-6 to clearly state whether such loans are or will be secured in whole by real property, rather than in part (consistent with page F-30).

RESPONSE: We have made the requested changes in Amended Offering Statement 7.

Thank you for your consideration of the Company’s response to the Staff’s comments. If you have any questions regarding this response, please do not hesitate to contact me by phone at (503) 307-5732 or e-mail at apear@buchalter.com.  We welcome the opportunity to discuss any further concerns the Staff may have.

Jeffrey Gabor/Isabel Rivera

Office of Real Estate & Construction

March 12, 2025

Very truly yours, BUCHALTER A Professional Corporation

Alison Pear
Shareholder

AP:jlw

cc:	Gerard Stascausky